UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Shake Shack Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
819047 101
(CUSIP Number)
Gulf Five LLC
c/o Shake Shack Inc.
24 Union Square East
5th Floor
New York, NY 10003
(646) 747-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 14, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101                Schedule 13D/A

1	Names of Reporting Persons.
Gulf Five LLC
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
0
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
0.0% beneficial ownership of the voting stock based on 36,404,976 shares of Common Stock outstanding as of January 25, 2017.
14	Type of Reporting Person
OO (limited liability company)

Note: All share numbers on these cover pages are presented on an as-converted basis.

CUSIP No. 819047 101                Schedule 13D/A

Preliminary Note
This Amendment No. 3, dated February 3, 2017 (this "Amendment No. 3"), supplements and amends the Schedule 13D filed on February 17, 2015 (as amended and supplemented to date, the "Schedule 13D") relating to shares of Class A common stock, $0.001 par value per share (the "A-Common"), of Shake Shack Inc. (the "Issuer"). Capitalized terms used in this Amendment No. 3 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 5.        Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

As of the date hereof, the Reporting Person beneficially owns the number and percentage of shares of Common Stock issued and outstanding listed opposite its name, assuming the full redemption of LLC Interests in exchange for A-Common and a corresponding reduction in the number of B-Common.

Reporting Person	Amount beneficially owned	Percent of class (1)	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Gulf Five LLC	0	0.0%	0	0	0	0

(1)    Based on 36,404,976 shares of A-Common issued and outstanding on an as-converted basis as of January 25, 2017.

(c)

The following table sets forth all transactions with respect to shares of A-Common effectuated since the most recent filing on Schedule 13D by the Reporting Person. Each day’s sales comprised open market transactions made on that day, and the price per share reported for each sale is the weighted average sales price. The Reporting Person hereby undertakes to provide upon request to the SEC staff, the Issuer, or a security holder of the Issuer full information regarding the number of shares of A-Common and prices at which the trades were effected.

CUSIP No. 819047 101                Schedule 13D/A

Reporting Person	Date of Transaction	Number of Shares Disposed	Price per Share
Gulf Five LLC	2/22/2016	34,965	$40.0004
Gulf Five LLC	2/23/2016	40,035	$40.2993
Gulf Five LLC	3/1/2016	17,393	$40.2281
Gulf Five LLC	3/1/2016	7,607	$41.3672
Gulf Five LLC	5/20/2016	25,000	$34.7524
Gulf Five LLC	5/23/2016	25,000	$34.9704
Gulf Five LLC	5/24/2016	10,000	$35.2688
Gulf Five LLC	5/25/2016	14,300	$35.3972
Gulf Five LLC	5/25/2016	10,700	$36.3099
Gulf Five LLC	5/26/2016	1,300	$37.0000
Gulf Five LLC	5/27/2016	22,765	$38.0812
Gulf Five LLC	5/31/2016	25,000	$37.8811
Gulf Five LLC	6/1/2016	25,000	$38.1402
Gulf Five LLC	6/2/2016	25,000	$37.7392
Gulf Five LLC	6/3/2016	700	$37.5970
Gulf Five LLC	6/6/2016	25,000	$36.6350
Gulf Five LLC	6/7/2016	25,000	$37.2918
Gulf Five LLC	6/8/2016	25,000	$37.3779
Gulf Five LLC	6/9/2016	25,000	$37.6668
Gulf Five LLC	6/10/2016	1,859	$37.0782
Gulf Five LLC	6/13/2016	2,200	$34.6530
Gulf Five LLC	6/14/2016	10,876	$34.1713
Gulf Five LLC	6/14/2016	300	$34.6333
Gulf Five LLC	7/13/2016	10,372	$40.0000
Gulf Five LLC	7/20/2016	5,000	$40.0081
Gulf Five LLC	7/22/2016	34,628	$40.5516
Gulf Five LLC	8/15/2016	15,772	$37.9180
Gulf Five LLC	8/23/2016	22,393	$35.9645
Gulf Five LLC	8/24/2016	20,000	$36.5355
Gulf Five LLC	8/30/2016	13,045	$35.5141
Gulf Five LLC	9/1/2016	20,000	$35.5601
Gulf Five LLC	9/6/2016	25,000	$35.8750
Gulf Five LLC	9/7/2016	23,800	$36.5421
Gulf Five LLC	9/7/2016	1,200	$37.0375
Gulf Five LLC	9/8/2016	9,521	$36.3430
Gulf Five LLC	9/9/2016	900	$35.5784
Gulf Five LLC	9/14/2016	25,000	$34.5099
Gulf Five LLC	11/11/2016	22,800	$37.9222
Gulf Five LLC	11/14/2016	15,391	$38.3761
Total		664,822

(d)	None.

(e)	November 14, 2016.

CUSIP No. 819047 101                Schedule 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2017	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Gulf Five LLC

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